FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc 2155 Dunwin Drive Suite 10 Mississauga, ON L5L 4M1

Item 2	Date of Material Change

August 29, 2005

Item 3	News Release

A press release with respect to the material change described herein was issued on August 30, 2005 via Canada NewsWire and filed on SEDAR.

Item 4	Summary of Material Change

Vasogen announced the early close out of the SIMPADICO Peripheral Arterial Disease trial.

Item 5	Full Description of Material Change

On August 30, 2005, Vasogen announced the early close out of the 553-patient, double-blind, placebo-controlled phase III trial of its Celacade™ technology for the treatment of symptomatic peripheral arterial disease (PAD). The decision to close out the trial was based on a recommendation received from the SIMPADICO Steering Committee.

The Steering Committee’s recommendation was based on a recommendation by the trial’s External Safety and Efficacy Monitoring Committee (ESEMC). The ESEMC recommended the early close out of the study based on the absence of a sufficiently strong efficacy signal and their observation of a modest imbalance in the distribution of a small number of malignancy cases. Based on the Steering Committee’s own review, and the findings of an independent expert in medical oncology, the Steering Committee concluded that no safety concern existed. However, given that the ESEMC’s analysis also incorporated efficacy information and all patients had completed the assessments necessary for the analysis of the primary endpoint, the Steering Committee recommended the early close out of the trial.

The primary endpoint in SIMPADICO was the change in maximal walking distance after six month’s treatment; a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. Clinical assessments of the six-month primary endpoint were completed in July of this year and the majority of patients in the study have completed an additional six months of therapy as outlined in the study protocol.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

For further information contact Jacqueline Le Saux, VP, Corporate & Legal Affairs of Vasogen, Inc. at (905) 817-2013.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 30th day of August, 2005.

VASOGEN INC. /s/ Jacqueline H.R. Le Saux By: Jacqueline H.R. Le Saux Vice President, Corporate & Legal Affairs